SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No.          )*

Superior Consultant Holdings Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868146101

(CUSIP Number)

June 23, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [    ]  Rule 13d-1(b)

      [ X ]  Rule 13d-1(c)

      [    ]  Rule 13d-1(d)

      *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868146101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Camden Partners Strategic II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Camden Partners Strategic Fund II-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Camden Partners Strategic Fund II-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 7 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868146101	13D	Page 8 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		807,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

807,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

     (a)  This Schedule 13G relates to warrants (the “Warrants”) to purchase shares of common stock (the “Shares”) of Superior Consultant Holdings Corporation, a Delaware corporation (the “Issuer”). The Warrants were issued in connection with the sale of debentures (the “Debentures”) by the Issuer and its co-borrower, Superior Consultant Company, a Michigan corporation (the “Company”). The Warrants were issued at an initial closing on June 9, 2003 (the “Initial Closing”) and at a second closing on June 23, 2003 (the “Second Closing”) pursuant to a Securities Purchase Agreement dated as of June 9, 2003 by and among the Issuer, the Company, CPS Fund II-A (defined in Item 2 below), and CPS Fund II-B (defined in Item 2 below) (the “Purchase Agreement”).

     (b)  The Issuer and the Company each have their principal executive offices at 17570 West Twelve Mile Road, Southfield, Michigan 48076.

Item 2.

     (a)  This Schedule 13G is being filed by Camden Partners Strategic II, LLC, a Delaware limited liability company (“CPS II”), Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership (“CPS Fund II-B”), and Messrs. David L. Warnock, Donald W. Hughes, Richard M. Johnston and Richard M. Berkeley (collectively, the “Managing Members”). CPS II is the general partner of each of CPS Fund II-A and CPS Fund II-B. Messrs. Warnock, Hughes, Johnston and Berkeley are the Managing Members of CPS II. CPS II, CPS Fund II-A, CPS Fund II-B and the Managing Members are sometimes referred to herein collectively, as the “Reporting Persons.” CPS Fund II-A and CPS Fund II-B are the direct beneficial owners of the CPS II-A Warrants and the CPS II-B Warrants (each defined in Item 4 below). CPS II may be deemed an indirect beneficial owner of the Warrants by virtue of being the sole general partner of each of CPS Fund II-A and CPS Fund II-B, to the extent of its pecuniary interest in each of CPS Fund II-A and CPS Fund II-B. Each of the Managing Members may be deemed to be an indirect beneficial owner of the Warrants by virtue of being a Managing Member of CPS II, to the extent of his indirect pecuniary interest in the Warrants beneficially owned by CPS Fund II-A and CPS Fund II-B. The Warrants beneficially owned by each of CPS Fund II-A and CPS Fund II-B are set forth in the response to Item 4 of this Schedule 13G, which is incorporated by reference herein.

     (b)  The address of the principal business office of the Reporting Persons is One South Street, Suite 2150, Baltimore, Maryland 21202.

     (c)  Each of the Managing Members is a citizen of the United States. CPS II, CPS Fund II-A and CPS Fund II-B were each organized under the laws of the State of Delaware.

     (d)  Common Stock

     (e)  868146101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). ,

(c)	[ ] Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d- 1 (b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d- I (b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-l(b)(1)(ii)(J).

Item 4.	Ownership.

(a)  Amount Beneficially Owned: CPS Fund II-A is the direct beneficial owner of warrants to purchase up to 761,808 Shares (the “CPS II-A Warrants”). CPS Fund II-B is the direct beneficial owner of warrants to purchase up to 45,192 Shares (the “CPS II-B Warrants”). At the Initial Closing, CPS II-A and CPS II-B were issued warrants to purchase up to 253,936 Shares and up to 15,064 Shares, respectively. At the Second Closing, CPS II-A and CPS II-B were issued warrants to purchase up to 507,872 Shares and up to 30,128 Shares.

     By virtue of CPS II being the sole general partner of each of CPS Fund II-A and CPS Fund II-B and Messrs. Warnock, Hughes, Johnston, and Berkeley being the Managing Members of CPS II, CPS II and each Managing Member may be deemed to beneficially own the Warrants directly beneficially owned by each of CPS Fund II-A and CPS Fund II-B, to the extent of the Reporting Person’s respective pecuniary interest therein. Each of the Managing Members disclaims beneficial ownership of the Warrants owned by CPS Fund II-A and CPS Fund II-B, except to the extent of their indirect pecuniary interest therein. CPS Fund II-A disclaims beneficial ownership of the CPS II-B Warrants and CPS Fund II-B disclaims beneficial ownership of the CPS II-A Warrants.

(b)  Percent of Class: CPS Fund II-A is the direct beneficial owner of the CPS II-A Warrants which, if exercised, would represent approximately 6.6% of the outstanding Shares. CPS Fund II-B is the direct beneficial owner of the CPS II-B Warrants which, if exercised, would represent approximately 0.4% of the outstanding Shares. The percentages of direct beneficial ownership are based on 10,764,891 issued and outstanding Shares (as of June 9, 2003 according to the Purchase Agreement).

(c)  Number of shares as to which such Reporting Person has:

     (i)  sole power to vote or to direct the vote: 0 Shares for each Reporting Person

     (ii)  shared power to vote or to direct the vote: 807,000 Shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A and CPS Fund II-B. As described in Item 4(a) above, each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.

     (iii)  sole power to dispose or to direct the disposition: 0 Shares for each Reporting Person

     (iv)  shared power to dispose or to direct the disposition: 807,000 Shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A and CPS Fund II-B. As described in Item 4(a) above, each of the Managing Members disclaims the power to dispose or direct the disposition of the Shares owned by CPS Fund II-A and CPS Fund II-B.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8.	Identification and Classification of Members of the Group

     Not Applicable.

Item 9.	Notice of Dissolution of Group

     Not Applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

     Exhibit 1 – Agreement regarding filing of joint Schedule 13G (attached).

     Exhibit 2 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

     Exhibit 3 – Power of Attorney of Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 – Power of Attorney of Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003
CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/S/ DONALD W. HUGHES

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/S/ DONALD W. HUGHES

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/S/ DONALD W. HUGHES

Name: Donald W. Hughes
Title: Managing Member

DAVID L. WARNOCK

/S/ DONALD W. HUGHES, AS ATTORNEY-IN-FACT

Name: David L. Warnock

DONALD W. HUGHES

/S/ DONALD W. HUGHES

Name: Donald W. Hughes

RICHARD M. JOHNSTON

/S/ DONALD W. HUGHES, AS ATTORNEY-IN-FACT

Name: Richard M. Johnston

RICHARD M. BERKELEY

/S/ DONALD W. HUGHES, AS ATTORNEY-IN-FACT

Name: Richard M. Berkeley